United States

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

REVOLUTION MEDICINES, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

76155X100

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 76155X100

1.	Names of Reporting Persons BB Biotech AG
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Switzerland

Number of Shares Beneficially Owned by Each Reporting Person with:	5.	Sole Voting Power 0
	6.	Shared Voting Power 4,777,562
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 4,777,562

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,777,562
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by amount in Row (9) 5.4%
12.	Type of Reporting Person (See Instructions) HC, CO

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CUSIP No. 76155X100

1.	Names of Reporting Persons Biotech Growth N.V.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Curacao

Number of Shares Beneficially Owned by Each Reporting Person with:	5.	Sole Voting Power 0
	6.	Shared Voting Power 4,777,562
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 4,777,562

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,777,562
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by amount in Row (9) 5.4%
12.	Type of Reporting Person (See Instructions) CO

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Item 1

1(a)	Name of Issuer: Revolution Medicines, Inc.

1(b)	Address of Issuer’s Principal Executive Offices:

700 Saginaw Drive, Redwood City, California 94063, United States of America

Item 2

2(a)     Name of Person Filing: BB Biotech AG (“BB Biotech”) on behalf of its wholly-owned subsidiary, Biotech Growth N.V. (“Biotech Growth”)

2(b)	Address of Principal Business Office or, if none, Residence:

BB Biotech AG: Schwertstrasse 6, CH-8200 Schaffhausen, Switzerland

Biotech Growth N.V.: Ara Hill Top Building, Unit A-5, Pletterijweg Oost 1, Curaçao

2(c)	Citizenship: BB Biotech AG: Switzerland

                      Biotech Growth N.V.: Curacao

2(d)	Title of Class of Securities Common Stock, par value $0.0001 per share

2(e)	CUSIP Number 76155X100

Item 3

N/A

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 4,777,562

(b)	Percent of class: 5.4%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote 0

(ii)	Shared power to vote or to direct the vote 4,777,562

(iii)	Sole power to dispose or to direct the disposition of 0

(iv)	Shared power to dispose or to direct the disposition of 4,777,562

Item 5. Ownership of Five Percent or Less of a Class

N/A

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Item 6. Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

This statement is filed jointly by BB Biotech and Biotech Growth. Biotech Growth is a wholly-owned subsidiary of BB Biotech.

Item 8. Identification and Classification of Members of the Group

N/A

Item 9. Notice of Dissolution of Group

N/A

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BB Biotech AG

Date: February 10, 2023	By:	/s/ Daniel Koller
Signatory Authority
	Name:	Daniel Koller
	Title:	Signatory Authority

Date: February 10, 2023	By:	/s/ Ivo Betschart
Signatory Authority
	Name:	Ivo Betschart
	Title:	Signatory Authority

Biotech Growth N.V.

Date: February 10, 2023	By:	/s/ Jan Bootsma
Signatory Authority
	Name:	Jan Bootsma
	Title:	Signatory Authority

Date: February 10, 2023	By:	/s/ Nathalie M.A. Isidora-Kwidama
Signatory Authority
	Name:	Hugo van Neutegem
	Title:	Signatory Authority

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Exhibit Index

Exhibit A: Agreement by and between BB Biotech AG and Biotech Target N.V. with respect to the filing of this disclosure statement.*

Exhibit B: Power of Attorney

*	Previously filed as an exhibit to BB Biotech AG and Biotech Target N.V.’s Schedule 13G filed with the Securities and Exchange Commission on September 30, 2022.

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